Mail Stop 3561

December 8, 2006

Louis J. Brothers
President
Valley Forge Composite Technologies, Inc.
50 East River Center Boulevard, Suite 820
Covington, Kentucky 41011

Re: Valley Forge Composite Technologies, Inc.
Registration Statement on Form SB-2
Filed November 14, 2006
File No. 333-138667

Dear Mr. Brothers,

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering an indeterminate amount and number of warrants and common stock that may be issued pursuant to price protection and non-dilution provisions of your purchase and registration rights agreements. Please note that Rule 416 covers only stock splits, stock dividends and similar transactions and does not cover the types of anti-dilution provisions to which you refer. Please see Interpretation 3S of the Securities Act portion of the March 1999 supplement to the

manual of publicly available CF telephone interpretations for guidance. Accordingly, please revise to register the maximum number of shares you think may be issuable pursuant to your price protection provisions based on a good-faith estimate and, if the estimate turns out to be insufficient, file a new registration statement to register the additional shares for resale.

2. The disclosure on page 20 seems to indicate that the "price protection" given to investors in your units offering may act as a guarantee for their securities, given that they'll be compensated "if the price at which future common stock or warrants are sold is less than the price per unit paid" for the securities. Please either revise to clarify and explain why the price protection is not a guarantee of the securities or register the guarantee in addition to the units, warrants and common stock. Refer to Section 2(a)(1) of the Securities Act, which indicates that guarantees of securities must be separately registered.

Outside Facing Page of the Registration Statement

3. Please specify that each unit consists of one share of common stock and one warrant to purchase one share of common stock in the calculation of registration fee table.

4. We note that in several places throughout the registration statement, you refer to your registration of the warrants that underlie your units. However, neither the fee table nor the cover page of your prospectus indicates that you are registering these warrants. Revise accordingly.

5. As a follow-up to the comment above, refer to Interpretation B.111 of the July 1997 Manual of CF Telephone Interpretations for guidance in calculating the appropriate registration fee. In this regard, we note that you have used the warrant exercise price as your unit price estimate instead of using the actual price of the unit. Revise accordingly.

Cover Page of Prospectus

6. Please revise to specify that there is currently no market for your securities. See Item 501(a)(4) of Regulation S-B.

Special Note Regarding Forward-Looking Statements, page 5

7. Please remove the references to the safe harbor provisions in Sections 27A of the Securities Act and 21A of the Exchange Act, as these provisions do not apply to your company.

The Offering, page 6

8. Please revise to list the 1,296,500 units you are registering and revise the estimated proceeds accordingly. Additionally, revise to provide consistent information throughout your filing in order to avoid confusion.

Note 1: Basis of Presentation, Nature of Business and Summary of Significant Accounting Policies, page 44

Accounts Receivable

9. You generated revenue in 2006 from the sale of one unit to a Japanese customer that resulted in an accounts receivable balance of $921,919 as of September 30, 2006. Although this receivable was at least ninety days old as the date the financial statements are presented, we note that you have determined that no provision for uncollectibility is necessary. Your assessment according to your accounting policy is based upon the company's history of past write-offs and collections. Please tell us why you believe collectibility is reasonably assured and therefore no allowance is necessary, especially in light of the fact that this appears to be your first sale, hence no historical payment patterns have been established. Also, tell us whether any amounts have been collected subsequent to September 30, 2006 and if not, address your consideration of this fact in arriving at your current treatment.

Revenue Recognition

10. Please revise your revenue recognition policy to more specifically address the nature of your operations. For example, disclose the facts and circumstances that must exist for you to determine that persuasive evidence of an agreement exists and that sales revenues are deemed collectible. Also discuss the rights of return that are granted to customers.

11. Please describe for us in detail the terms of your one sale in 2006. As part of your response, tell us where there were any customer acceptance provisions. For example, tell us whether your customer had the right to (1) test the delivered product, (2) require you to perform additional services subsequent to delivery of an initial product or performance of an initial service (e.g., a seller is required to install or activate delivered equipment), or (3) identify other work necessary to be done before accepting the product. If there are any customer acceptance provisions, explain to us how these provisions have impacted your accounting.

Warranties

12. Please tell us the nature of any warranties that are provided to customers that purchase the THOR unit. Disclose your accounting policy for the treatment of

these costs and describe how you estimate these costs in your critical accounting policies.

Note 10-Stockholders' Deficit, page 49

13. Please revise your disclosure to explain in detail the terms of the price protection and non-dilution provisions referred to on page 1. In addition, explain how these provisions have impacted your accounting for the underlying common stock and warrants. As part of your revised disclosure, if applicable, discuss how you have considered the guidance in EITF 00-19.

Part II
Recent Sales of Unregistered Securities

14. Please provide the information required by Item 701 of Regulation S-B for all unregistered offerings that you, including both of your predecessors, conducted within the past three years. Further, please include all facts that made the exemption available, for instance, if true, please clarify that there was no general solicitation or advertising with respect to the offerings under Rule 506 of Regulation D.

15. You state that all but one unit purchaser represented that he or she is an accredited investor. Rule 506 requires that all non-accredited investors either alone or with a purchaser representative must have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment. Please revise to clarify whether the one non-accredited investor met these requirements.

Signatures

16. Please include the signatures for Principal Executive Officer and Principal Financial Officer as required by Form SB-2.

Legal Opinion

17. Please explain to us how you are able to opine on the valid issuance of an indeterminate number of shares that may be issued in the future, given that the price protection provisions could cause the number of such shares to exceed the number of the company's shares authorized for issuance.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief

cc: Russell C. Weigel, III, Esq.
        Fax: (786) 787-0456